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                                                                    EXHIBIT 23.2

We consent to incorporation by reference in the registration statements No. 333-84897, No. 333-84899 and No. 333-84901 on Forms S-8 of Rushmore Financial Group, Inc. of our report dated March 17, 1999, relating to the consolidated statements of operations, shareholders' equity, and cash flows for the year ended December 31, 1998, which report appears in the December 31, 1999 annual report on Form 10KSB of Rushmore Financial Group, Inc. We did not audit the financial statements of Rushmore Securities Corporation, a wholly-owned subsidiary, which statements reflect total revenues constituting 28 percent in 1998 of the consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Rushmore Securities Corporation, is based solely on the report of the other auditors.


KPMG LLP
Dallas, Texas
March 6, 2000